Exhibit 99.1

Ballard Introduces Fuel Cell Industry's First Commercial Zero-Emission Module to Power Ships

VANCOUVER,  BC and HOBRO, Denmark, Sept. 8, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the launch of the fuel cell industry's first module designed for primary propulsion power in marine vessels. Ballard's FCwaveTM fuel cell product is a 200-kilowatt (kW) modular unit that can be scaled in series up to the multi-megawatt (MW) power level.

Ballard’s FCwaveTM fuel cell module provides megawatts of power for marine vessels, in 200-kilowatt increments (CNW Group/Ballard Power Systems Inc.)

The FCwaveTM product provides primary propulsion power for marine vessels – such as passenger and car ferries, river push boats, and fishing boats – as well as stationary electrical power to support hotel and auxiliary loads on cruise ships and other vessels while docked at port (also known as 'cold ironing').

Rob Campbell, Ballard Chief Commercial Officer said, "Ballard is focused on Heavy- and Medium-Duty Motive applications, particularly where requirements include heavy payload, extended range and rapid refueling. This is a sweet spot for our fuel cell value proposition, which is backed up by more than 50 million kilometers of operational experience in thousands of vehicles. These same requirements underpin use cases in the maritime industry, resulting in a significant addressable market opportunity that can be effectively addressed by our new FCwaveTM product. Global efforts to decarbonize include commercial maritime activities, where Ballard intends to build on our leading position in zero-emission fuel cell solutions."

Jesper Themsen, CEO of Ballard Power Systems Europe A/S noted, "The United Nations International Maritime Organization, or IMO, has set aggressive targets for reduction of CO2 emissions in the marine sector, including 50% lower emissions by 2050. At Ballard we have recognized this important market opportunity, launching a Marine Center of Excellence at our Hobro, Denmark facility this year. Our Marine Center of Excellence will focus on engineering, manufacturing and servicing the developing marine market with our FCwaveTM product."

Fuel cells provide a zero-emission solution for the reduction of carbon emissions in marine vessels. Ballard's FCwaveTM product was designed to leverage the Company's technology and critical components already proven in existing product applications to ensure that it can withstand the rigors of marine applications while meeting all performance and safety requirements.

FCwaveTM offers compelling benefits to maritime customers, including:

  Industry-leading durability, with greater than 30,000 hours expected operating lifetime;
  High system efficiency >55%;
  Light weight at 4.4 kilograms/kW;
  Flexibility through modular components for scalable power;
  Extended range, limited only by the volume of hydrogen fuel stored onboard;
  Reliable performance;
  Safe operation; and
  Proven service model.

The company is currently engaged in the Type Approval process with DNV-GL, an international accredited registrar and classification society headquartered in Norway.

Ballard will be showcasing the FCwave™ fuel cell module during an online event, taking place on September 10th at 15:00 CET. Sign up for the event and join us live as we introduce the latest in zero-emission propulsion for marine vessels.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market developments, performance benefits and demand for our products, and anticipated revenue growth. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com.

CO: Ballard Power Systems Inc.

CNW 00:15e 08-SEP-20